

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

July 11, 2006

Mr. Guenter Thiemann
Chief Financial Officer and Treasurer
Invision Capital, Inc.
810 Peace Portal Drive, Suite 212
Blaine, WA 98230

> **Re:** **Invision Capital, Inc.**
> **Form 10-QSB for the Quarterly Period Ended January 31, 2006**
> **Filed March 17, 2006**
> **Form 8-K**
> **Filed May 2, 2006**
> **File No. 000-50459**

Dear Mr. Thiemann:

We have reviewed the above noted filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarterly Period Ended January 31, 2006

Management's Discussion and Analysis or Plan of Operation, page 3

Introduction, page 3

1.   We note your disclosure in which you state that your Board of Directors approved
a five for one split of your common stock on March 9, 2006. Please revise your
balance sheet as of January 31, 2006 to reflect this change in capital structure
retroactively as required by SAB Topic 4.C. Any share activity and per share
figures disclosed in your filing should also be adjusted to reflect the stock split,
with disclosure to this effect.

Form 8-K Filed on May 2, 2006

General

2.   We note that Invision Capital, Inc. (Invision) and EDI Exploration Drilling
International GmbH (EDI) have different fiscal year ends. The guidance in Rule
13a-11(a) of Regulation 13A would ordinarily require that you file an Item 5.03
Form 8-K within four business days after the consummation of the reverse
acquisition to indicate any intended change in year end from that used by Invision
prior to the acquisition.

Financial Statements – EDI Exploration Drilling International GmbH

General

3.   Please revise the headings to your financial statements to refer to your 2004
financial statements along with your references to the 2005 information.

These references should include your balance sheet as of December 31, 2004,
listed as Appendix 1; and the statements of income (loss), cash flows and changes
in shareholders' equity for the period from December 7, 2004 (inception) through
December 31, 2004, listed as Appendixes 2, 3 and 4. Any labeling indicating you
have reported results for the entire year of 2004 should be modified as necessary
to convey the actual period covered.

Likewise, please advise your auditors that their report should refer to the specific
dates of the financial statements that were audited to comply with Rule 2-02(a)(4)
of Regulation S-X. We believe this will necessitate revisions to address the
partial period in 2004, as well as the cumulative information from inception
through December 31, 2005 that you will likely need to add in response to
another comment in this letter.

As a domestic filer, it would be helpful for you to replace the European notations for dates and currency with conventional notations utilized in the United States; and to utilize sequential page numbering for the financial statements and notes together.

4.   We note your disclosure on page 8 where you state EDI is development stage company. As a development stage company, please comply with the accounting and reporting requirements detailed in paragraphs 10 through 13 of SFAS 7.

Balance Sheet

5.   It appears you should change the line item titled "Balance sheet loss" to either "Accumulated deficit," or "Deficit accumulated during the development stage" if is your intent to provide financial statements in accordance with paragraph 11(a) of SFAS 7.

Statement of Cash Flows

6.   Please revise your statement of cash flows, which is presented in thousands of dollars, to utilize the same basis of presentation utilized in preparing your other financial statements, which are presented in whole dollars.

7.   Please revise the format of your statement of cash flows to reconcile to the cash and cash equivalents balance at the end of the year rather than the change in cash and cash equivalents during the period. Refer to paragraph 132 of SFAS 95 for an example of the proper format for a statement of cash flows prepared using the indirect method.

8.   We note that you present as a financing activity cash outflow, payments you made to shareholders. However, your statement of changes in shareholders' equity does not appear to reflect these payments. Please explain to us the origin of this line item.

I. General Information, page 4

Note 4 – Basis for preparing the accounts, page 6

9.   We note that your functional currency is the Euro; however, you have translated your financial statements to the US dollar for reporting purposes. The guidance in SFAS 52 requires translation adjustments to be reported in other comprehensive income, and accumulated other comprehensive income to be presented separate from other components of shareholders' equity, as indicated in

paragraph 26 SFAS 130. It appears that you have included translation adjustments in the subscribed capital and the balance sheet loss line items of shareholders' equity. Please revise your financial statements to comply fully with paragraphs 12 through 14 of SFAS 52 and SFAS 130.

II. Accounting and valuation principles, page 7

Note 1 – Intangible assets, page 7

10.   We note your disclosure in which you state that you capitalize intangible assets if it is probable that a future economic benefit is associated with the asset, and you carry the intangible assets at the cost of acquisition or production. Please clarify within your disclosure under what circumstances you capitalize costs of internally developing intangible assets. Within your response please include any specific accounting literature you relied upon to support the capitalization of these costs.

III. Notes to the Balance Sheet, page 10

Note 2 – Receivable and other assets, page 10

11.   We note your disclosure in which you indicate the receivable due from Grisham Group relates to outstanding payments in the capital surplus. Note that SAB Topic 4.E requires receivables arising from transactions involving capital stock to be treated as deductions from shareholders' equity and not as assets. Tell us the reasons you believe this guidance would not apply to your situation, if that is your view.

Note 4 – Development of intangible assets, page 12

12.   Please disclose whether the intangible assets you have capitalized are subject to amortization, with further details sufficient to show compliance with the requirements set forth in paragraphs 44 through 47 of SFAS 142; and if so, explain why you have recorded no amortization expense in the periods presented.

Note 5 – Deferred tax assets, page 12

13.   We note that you have recognized a deferred tax asset for net operating loss carryforwards. Given your current operations, it is not evident to us how you reached the conclusion that it is more likely than not that you will fully recognize this tax benefit in future periods. Please disclose the uncertainties surrounding the realization of the asset and the material assumptions underlying management's determination that the deferred tax asset will be realized. In

addition, please disclose the amount and expiration date of these net operating
loss carryforwards as required by paragraph 48 of SFAS 109.

Note 8 – Shareholders' equity, page 13

14.   Please disclose the number of capital shares authorized, issued and outstanding as
well as the par value or stated value of the shares.

IV. Notes to the Statements of Income, page 14

Note 6 – Income tax expense, page 15

15.   Please provide a reconciliation between the amount of total reported income tax
expense benefit and the amount computed by multiplying you loss before tax by
the applicable statutory Federal income tax rate as required paragraph 47 of SFAS
109. Your table, titled "Transitional accounts" does not appear to provide this
information.

Auditors' Report

16.   We note that following your auditors' report you have included detail of the
engagement terms. It appears from the terms of the agreement you may have
indemnified your auditors from liability in the event of litigation concerning
information presented in your financial statements. You should be aware that in
the United States, under FRC 602.02.i.i, an accountant who is indemnified against
liability by his client cannot be considered independent for the purpose of
certifying the financial statements. Any such indemnification agreement would
be considered to be against public policy and unenforceable under United States
securities laws.

If you have indemnified your auditors, you will need to obtain and provide us
with a waiver of the indemnification provision from your auditors, indicating that
they have acknowledged that the indemnification provision is against public
policy and is unenforceable in the United States.

You will also need to provide us with a letter acknowledging the following
matters:

- It is your responsibility to provide financial statements audited by an
independent accountant in your registration statement and in subsequent
filings with the Commission.

- An accountant who is covered by an indemnification agreement is not considered to be independent.

- The indemnification provision is against public policy and is unenforceable in the United States.

- Confirm that your auditors have not sought indemnification from you, and that you have not provided indemnification to your auditors, if true.

- You will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

- You will not indemnify RSM Haamann Hemmelrath GmBH.

- You will undertake to amend your Articles of Association as soon as practicable to eliminate the indemnification provisions.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief